EXHIBIT 99.1

                                                           For immediate release


                                  PRESS RELEASE


                      HAEMACURE ANNOUNCES 10TH CONSECUTIVE
                           QUARTERLY INCREASE IN SALES


Montreal, Quebec (Canada) March 6, 2001 - Management of Haemacure Corporation today announced the results of its first quarter (Q1) of fiscal year (FY) 2001. Sales of Hemaseel APR(TM), its brand of the first fibrin sealant approved by the U.S. - Food and Drug Administration and marketed in the United States, grew for a 10th consecutive quarter.

Financial Results


Sales of Hemaseel APR and its related devices for the Q1 results ending January 31, 2001, increased to $4.1 million compared to $2.5 for the same quarter last year; an increase of 65%. The increase in sales was highlighted by Haemacure's first US$1 million month in January 2001.

Cost of sales, selling and marketing expenses increased to $4.2 million from $2.9 million a year earlier, primarily caused by the cost of products and commissions on the increased sales revenue. General and administrative costs increased to $1.4 million compared to $1.1 million the previous year, caused by increased professional fees and foreign exchange losses related to the strengthening of the U.S. dollar. Research and development costs were $500,000 compared to $100,000 for the same period a year ago, as Haemacure begins incurring costs related to the FDA approval process for the manufacturing of Hemaseel APR at Bio Products Laboratory in Elstree UK.

The consolidated loss for Q1-2001 amounted to $2.7 million or ($0.11) per share compared to $2.2 million or ($0.14) for the same quarter last year.

Haemacure had cash, cash equivalents and short term investments amounting to $3.7 million at the end of January 2001, compared to $9.2 million at October 31, 2000, the decrease reflects the capital expenditures for the BPL project to manufacture Hemaseel APR and the loss from operations. Accounts receivable increased to $3.3 million as sales increased by 65%, however inventories decreased, as the Company now has a two year history to aid in forecasting its needs. Overall working capital was $2.6 million, down from $7.9 million a year earlier, reflecting the shift from cash to capital assets. Although the Company has secured a US$4 million line of credit from Heller Healthcare Financial, secured by accounts receivable and inventory, none of the line had been drawn as of January 31, 2001. Stockholders equity was $12.9 at the end of Q1-2001 compared to $15.6 million a year earlier.

ZLB BioPlasma AG


In September 2000, CSL Limited (CSL) of Melbourne, Australia announced its acquisition of ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross plasma fractionation business) from the ZLB Foundation. ZLB Bioplasma AG (ZLB Bioplasma), the name of the acquiring entity, is a wholly owned subsidiary of CSL.

Under the June 1999 Licensing Agreement between Haemacure and the ZLB Foundation, ZLB Foundation completed in April 2000 the dedicated manufacturing facility for Hemaseel HMN, a fibrin sealant technology developed by Haemacure. During the first quarter of 2001, Haemacure received confirmation that ZLB Bioplasma would continue the development of Hemaseel HMN. ZLB Bioplasma is currently in the process of fulfilling its commitment to finance and complete clinical and regulatory registration of Hemaseel HMN. Patient enrollment for a Phase II vascular graft started late summer 2000 and it is anticipated to be completed late 2001. This will be followed by a Phase III study and product registration is anticipated in 2003. Haemacure and ZLB Bioplasma are pursuing discussions to ensure the long-term commitment to the project and that the timelines for the clinical studies and registration of the product are maintained or accelerated.

Haemacure recently announced its fiscal year 2000 results and an exclusive marketing agreement with Pharmacia for its hemostatic product line Gelfoam(R). In light of all these recent announcements, Haemacure will hold a conference call on Tuesday, March 6th, 2001 at 16:15. Marc Paquin - President and CEO and James Roberts - Vice-President Finance and CFO will review and answer questions.


Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, bio-materials and surgical devices for the acute surgical wound care market. It also operates sales and marketing offices in Sarasota, Florida through a wholly-owned subsidiary. The Company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange, in the United States stockbrokers may trade the Company's shares on the Toronto Stock Exchange under a Blue Sky Exemption.


Source                   :   HAEMACURE CORPORATION

Toronto Stock Exchange  :  TSE:HAE

Contacts : Mr. Marc Paquin         Mr. James Roberts
           President and CEO       VP Finance & Admin., CFO

           Haemacure Corporation   Haemacure Corporation
           Tel. : (941) 364-3700   Tel. : (941) 364-3700

           Mr. Clement Gagnon
           CGE Communication Group

           Tel. : (514) 987-1455

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

                                                     As at          As at
(Unaudited)                                       January 31,     October 31,
                                                     2001            2000
                                                       $               $
------------------------------------------------------------------------------

ASSETS
Current assets
Cash and cash equivalents                           1 877 937      7 072 703
Temporary investments                               1 826 551      2 168 436
Accounts receivable                                 3 277 782      2 867 787
Inventories                                         2 504 021      3 107 368
Prepaid expenses                                      387 239        298 431
------------------------------------------------------------------------------
                                                    9 873 530     15 514 725
Capital assets                                     10 687 926      7 485 393
Other assets                                        8 140 794      8 523 192
Deferred foreign exchange loss                        170 641        326 821
------------------------------------------------------------------------------
                                                   28 872 891     31 850 131
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities            3 623 582      3 956 454
Current portion of long-term debt                       5 816         18 276
Current portion of other liabilities                3 645 948      3 627 532
------------------------------------------------------------------------------
                                                    7 275 346      7 602 262
Long-term debt                                        960 644        950 913
Other liabilities                                   7 727 882      7 656 391
------------------------------------------------------------------------------
                                                   15 963 872     16 209 566
------------------------------------------------------------------------------

Shareholders' equity
Share capital                                      82 563 828     82 563 828
Additional paid in capital                            830 000        830 000
Deficit                                           (70 484 809)   (67 753 263)
------------------------------------------------------------------------------
                                                   12 909 019     15 640 565
------------------------------------------------------------------------------
                                                   28 872 891     31 850 131
------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS


Three months ended January 31
(Unaudited)                                                             2001                   2000
                                                                          $                     $
--------------------------------------------------------------------------------------------------------

Revenues
Sales                                                                 4 106 305              2 495 641
Investment income                                                        12 533                225 393
--------------------------------------------------------------------------------------------------------
                                                                      4 118 838              2 721 034
--------------------------------------------------------------------------------------------------------

Expenses
Cost of sales, selling and marketing expenses                         4 225 597              2 907 923
General and administrative                                            1 452 510              1 122 809
Research and development                                                467 275                116 719
Amortization of capital and other assets                                447 181                449 305
Interest on other liabilities                                           234 181                184 956
Foreign exchange loss                                                       -                   86 520
Interest on long-term debt                                               14 635                 12 904
Other financial expenses                                                    452                     66
--------------------------------------------------------------------------------------------------------
                                                                      6 841 831              4 881 202
--------------------------------------------------------------------------------------------------------
Loss before income taxes                                             (2 722 993)            (2 160 168)
Provision for income taxes                                               12 436                 17 100
--------------------------------------------------------------------------------------------------------
Net loss                                                             (2 735 429)            (2 177 268)
--------------------------------------------------------------------------------------------------------
Basic loss per common share                                               (0,11)                 (0,14)
--------------------------------------------------------------------------------------------------------


                               CONSOLIDATED STATEMENTS OF DEFICIT

Three months ended January 31
(Unaudited)                                                  2001                         2000
                                                               $                           $
--------------------------------------------------------------------------------------------------------

Deficit at beginning of period                             67 753 263                  52 471 562
Net loss for the period                                     2 735 429                   2 177 268

Share issue expenses                                           (3 883)                        -
--------------------------------------------------------------------------------------------------------
Deficit at end of period                                   70 484 809                  54 648 830
--------------------------------------------------------------------------------------------------------

Haemacure Corporation


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Three months ended January 31
(Unaudited)                                                                        2001                   2000
                                                                                    $                      $
----------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                                         (2 735 429)            (2 177 268)
Items not affecting cash
    Amortization of capital assets                                                   64 783                 66 907
    Amortization of other assets                                                    382 398                382 398
    Accrued interest on long-term debt                                               14 324                 11 290
    Accrued interest on other liabilities                                           234 181                184 956
    Foreign exchange (gain) loss                                                    (11 733)                22 271
    Unrealized exchange loss (gain)                                                  11 906                 (2 569)
----------------------------------------------------------------------------------------------------------------------
                                                                                 (2 039 570)            (1 512 015)
Net change in non-cash working capital
  balances related to operations                                                   (228 328)            (2 270 892)
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                             (2 267 898)            (3 782 907)
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Share issue costs                                                                     3 883                    -
Repayment of long-term debt                                                         (17 053)               (12 965)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                                (13 170)               (12 965)
----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                                                  341 885              4 053 332
Acquisition of capital assets                                                      (3 267 316)                (5 435)
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                                               (2 925 431)             4 047 897
----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                           11 733                (22 271)
----------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                            (5 194 766)               229 754
Cash and cash equivalents at beginning of period                                    7 072 703              1 421 161
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                          1 877 937              1 650 915
----------------------------------------------------------------------------------------------------------------------


Supplemental information
Interest paid                                                                             311                    614
Income taxes paid                                                                      12 436                 17 100
----------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001
(Unaudited)

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended January 31, 2001 are not necessarily indicative of the results that may be expected for the year ending October 31, 2001.

         The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth and ongoing operations. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.


The balance sheet as at October 31, 2000 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2000.

2. Loss per Share Data

                                                                       Three months ended January 31,
                                                                       2001                       2000
                                                                         $                           $
Net loss for the period                                              (2 735 429)                (2 177 268)
Weighted average number of outstanding common shares                 24 232 950                 16 009 155
Basic loss per common share                                               (0,11)                     (0,14)


3. Stock Option Plan

         A summary of the situation as at January 31, 2001 of the Corporation's fixed-price stock option plan and the changes made in the period then ended is shown below :

                                                                      Weighted
                                                                      average
                                                                      exercice
                                                    Options           price

Outstanding options, at beginning of period         1 111 800          4,47
Granted                                               530 800          1,95
Outstanding options, at end of period               1 642 600          3,65
Exercisable options, at end of period               1 083 100

4. Segment disclosures

          The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the location of the customers.

1.       Geographic information

                                         Sales                                         Capital assets
                         For the three months ended January 31,           As at January 31,     As at October 31,
                         --------------------------------------           -----------------     -----------------
                               2001               2000                         2001                  2000
                                 $                  $                            $                      $
Canada                            -                  -                       803 874                  829 427
United States                 4 106 305          2 495 641                   299 806                  298 077
England                           -                  -                     9 584 246                6 357 889
                              4 106 305          2 495 641                10 687 926                7 485 393

